Filed by Hitachi Capital Corporation

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: Hitachi Capital Corporation (File Number: 333-212534)

Dated September 24, 2020

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

September 24, 2020

To whom it may concern,

Company Name	Mitsubishi UFJ Lease & Finance Company Limited
Representative	Takahiro Yanai, President & CEO
(Code: 8593, 1st Section of Tokyo Stock Exchange and 1st Section of Nagoya Stock Exchange)
Company Name	Hitachi Capital Corporation
Representative	Seiji Kawabe, President & CEO
(Code: 8586, 1st Section of Tokyo Stock Exchange)

Notice concerning Conclusion of Agreement on Business Integration through Merger between Mitsubishi UFJ Lease and Hitachi Capital

Mitsubishi UFJ Lease & Finance Company Limited (“Mitsubishi UFJ Lease”) and Hitachi Capital Corporation (“Hitachi Capital”) hereby announce that the two companies resolved, at the respective board of directors meetings of the two companies which were held today, on their business integration (the “Business Integration”) through a merger (the “Merger”) and concluded the business integration agreement and the merger agreement, as indicated below.

Based on the capital and business alliance concluded in May 2016, the two companies have been in collaboration, including incorporation of the Japan Infrastructure Initiative Company Limited (“JII”) in order to reinforce the overseas infrastructure investment business. Also, the two companies had considered business integration as one of the options and constructively continued discussions to strengthen the relationship. Through that process, the two companies recognized that JII’s business had steadily progressed, and that the two companies’ businesses had little duplication and were in an ideal complementary relationship. Eventually, the two companies reached an agreement, determining that business integration through merger is the optimal means to promptly adapt to drastic environmental changes and further open up new areas of their advanced asset businesses based on a constructive discussion in the spirit of mutual respect and fairness.

As a result of the Business Integration, the two companies will become a global player in the sector in terms of size and business lines by being able to complement each other’s business domains and strengthen their respective management bases. Upon the Business Integration, a new integrated company (the “New Integrated Company”) will aim to create sustainable social value by operating an advanced asset business beyond the leasing business framework and providing customers with new value in countries and regions across the world.

The Business Integration is planned to be implemented and become effective on April 1, 2021 (the “Effective Date”), upon the approval to be granted at each of the extraordinary meetings of shareholders of the two companies planned to be held in late February, 2021. The implementation of the Business Integration is premised on the receipt of necessary authorizations and approvals from relevant domestic and overseas authorities, as well as other approvals necessary for its taking effect.

Prior to the Effective Date (April 1, 2021), the common stock of Hitachi Capital is scheduled to be delisted as of March 30, 2021 (the last day of trading will be March 29, 2021) in the 1st Section of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”).

The two companies recognize that their major shareholder, Mitsubishi UFJ Financial Group, Inc. (“Mitsubishi UFJ Financial Group”), Mitsubishi UFJ Lease’s major shareholder, Mitsubishi Corporation (“Mitsubishi Corporation”), and Hitachi Capital’s major shareholder, Hitachi, Ltd. (“Hitachi”; Mitsubishi UFJ Financial Group, Mitsubishi Corporation and Hitachi are collectively referred to as the “Major Shareholders”), understand that the Business Integration is an extension of the details of the announcement made by the two companies in 2016 and the discussions to strengthen their relationship based thereon.

I.	Backgrounds and Purposes of the Business Integration

1.	Backgrounds of the Business Integration

(1)	Changes in social situations and challenges

In recent years, there have been drastic changes in the external environment as well as the trends and megatrends influencing domestic and international economies in the long term, such as climate change, shortages of resources, de-carbonization to break dependence on resources and fossil fuels, demographic changes, technological innovation, urbanization, the shifting of the global economy, and global multi-polarization, all of which are accelerating.

Further, global expansion of the COVID-19 pandemic from this year resulted in a paradigm shift for the overall economy and society, and qualitative restructuring of supply chains, digitalization to adapt to a data economy, and shifts from mass production and consumption to a circular economy in corporate activities, among other changes, are thought to make progress.

(2)	Common Challenges of the Two Companies

In connection with these changes in the external environment, the roles required for leasing companies are changing to better resolve social issues through business investments and operations, in addition to conventional leases and finances.

Moreover, in both during and after the COVID-19 pandemic situation, business models at an industry level are expected to change rapidly at a speed which has exceeded all expectations. In such circumstances that all companies are to adapt to the environmental changes, the prominence of leasing companies, holding various asset-related functions and offering flexible services which are not limited to financial functions, will increase further.

As both companies have been closely cooperating with various industries, they have reached a conclusion that, as well as to contribute to various customers and local communities, and to create social value, while regarding these drastic environmental changes in society and the relevant industries as new business opportunities, it is necessary to further expand the operational bases and to strengthen the financial bases of both companies.

2.	Purposes of the Business Integration

The two companies have set the goal of sustainable enhancement of corporate value through the resolution of social issues to realize a rich society that can adapt to environmental change, as stated in the medium- to long-term corporate vision statements of their respective medium-term management plans.

With the Business Integration, the two companies will realize (i) complementing each other’s business domains, (ii) strengthening their management bases, and (iii) creating new value based on (i) and (ii) and grow stronger, by developing the business as an integrated entity under a unified vision and philosophy.

(i)	Complementing each other’s business domains

By building ideal, mutually complementary relationships, the New Integrated Company may establish an extensive and comprehensive lineup of businesses, and achieve diversification in its portfolios in terms of both business domains and geographical areas. This will help the New Integrated Company not only to establish a solid and stable revenue structure that will be less susceptible to the external environment, but also to increase profitability via expanded investment activities utilizing its enhanced capabilities.

(ii)	Strengthening the management base

The New Integrated Company aims to build strong management bases which will support sustainable growth through concentrating the management resources and expertise of the two companies, which are sources of corporate competitiveness, via utilization and enhancement of human resources, utilization of partner networks, reinforcement of financial bases, advancement of risk management, and promotion of digitalization.

(iii)	Creating new value

The New Integrated Company is intended to offer new value beyond the framework of traditional leasing companies to customers by entering into new business domains and geographical areas, as well as strengthening and expanding the focal business domains of the two companies.

Due to the Business Integration, the New Integrated Company will be one of the largest global players in the industry in terms of both its size and business domains, with 10 trillion yen of total assets, over 100 billion yen of net profit, and nearly 10,000 employees.

The New Integrated Company will accurately capture the changing needs of its customers and local communities in countries and regions across the world, and utilize its expanding scale and built-up capital to develop into a company that can provide solutions to modern social issues.

3.	Basic Strategy of the New Integrated Company

(1)	Corporate vision

The New Integrated Company will continue to follow the corporate visions shared by the two companies, which include providing solutions to social issues and achieving sustainable growth in order to enhance corporate value over the medium to long term.

(2)	Goals of the New Integrated Company

The New Integrated Company will aim to accomplish its corporate vision by developing an advanced asset business beyond the framework of the leasing business and striving to create social value with a pioneering spirit in countries and regions across the world. The corporate goal of the New Integrated Company has been titled “Voyager to the Frontier,” with intentions to exert its initiatives and open up and develop new frontiers in the focused domains of social infrastructure & life, environment & energy, mobility, sales finance, and global assets.

In order to realize such goals, it is necessary for the New Integrated Company to create synergies combining the strengths of the two companies: Mitsubishi UFJ Lease’s ability to offer value from advanced assets as an asset-business platform company, and Hitachi Capital’s ability to create and offer value to its stakeholders by accurately capturing the needs of both customers and local communities as a “Social Values Creating Company”.

(3)	Business model of the New Integrated Company

The New Integrated Company aims to monetize asset values by building up businesses utilizing asset value creativity as an asset holder, whose portfolio contains not only tangible assets but also extensive intangible assets, including computerized assets such as software and database, innovative assets such as R&D and licensing, and economic competitiveness such as human resources and organizational structure.

To these ends, the New Integrated Company will continually innovate and evolve business models by developing five types of asset businesses: Asset-based Financial Solutions, Asset Investments and Loans, Asset Added-value Services, Provision of Asset Utilization Value, and Asset Utilization Business.

Asset value creativity will allow the realization of the improvement of the business competitiveness of customers and business partners, as well as the New Integrated Company, by creating and providing functions that utilize assets contributing to the creation of values to be provided to industries and societies one after another.

(4)	Values to be provided by the New Integrated Company

The New Integrated Company will adapt to environmental changes, solve social issues, and create social value through its corporate activities, which are based on a solid business foundation. The New Integrated Company will create value in the entire industry and society by integrating the knowledge of the two companies and taking into account the viewpoint of various stakeholder.

For example, the New Integrated Company will, through collaboration with key partners, offer solutions combining the provision of asset utilization value and finance, and ideas for new businesses which enable customers to solve their business challenges, as well as assist the entire industry in accelerating responses to social issues, such as de-carbonization, digitalization, etc.

The New Integrated Company will also contribute to developing safe and secure communities in a new normal society by proposing the optimization of industrial and social activities via leveraging smart systems and creating ecosystems.

In addition, the New Integrated Company will aim to promote ESG management in order to support the sustainability of the global environment and enhance corporate social responsibility and governance from a medium- to long-term perspective. In doing so, it will strive to enhance shareholders’ interests and establish a working environment that will satisfy employees, which may be a model case both during and after the COVID-19 pandemic.

(5)	Business Regions of the New Integrated Company

The New Integrated Company will actively develop its business in five regional areas: Japan, Europe, the Americas, Greater China, and Asia & Oceania. While carefully assessing the unique characteristics of each region, the New Integrated Company will develop a business model rooted in the region. By continuing to innovate, the New Integrated Company will exert a unique presence in each region.

(6)	Anticipated synergies

The New Integrated Company aims to create synergies from three aspects: mainly the cost aspect of synergies such as optimizing management resources etc., the sales aspect of synergies which is difficult to quantify as of now due to the anti-trust laws constrains and synergies created by utilizing capital capabilities developed upon the Business Integration.

Specifically, by demonstrating the synergy effects on costs due to optimization of the management resources which became possible upon the Business Integration and by aiming for top-line growth by strengthening sales capabilities through utilization of each other’s network, an annual synergy effect of 10 billion yen is anticipated by FY2023 as highly feasible synergy.

Meanwhile, with regards to sales synergies, other than sharing of collaborative networks based on the capital and business alliance, since the two companies cannot exchange sales-related information due to anti-trust laws, it is difficult for them to quantify synergies in this regard; however, they are scheduled to conduct a discussion in earnest after the clearance.

In addition, by utilizing capital capabilities and effects of diversification in its portfolios realized by the Business Integration and conducting efficient capital management while striving to maintain the current level of credit ratings, the New Integrated Company aims to accumulate assets and expand its investments in businesses.

II.	The Business Integration

1.	Outline of the Business Integration

(1)	Schedule of the Business Integration

Date of resolution at the board of directors’ meetings on the execution of the business integration and merger agreements, and the date of execution of these agreements (both companies)	September 24, 2020 (Today)
Date of public notice of the record date for the extraordinary meetings of shareholders (both companies)	December 16, 2020 (scheduled)
Record date of the extraordinary meetings of shareholders (both companies)	December 31, 2020 (scheduled)
Date of resolution at the extraordinary meetings of shareholders (both companies)	Late February, 2021 (scheduled)
Last day of trading (Hitachi Capital)	March 29, 2021 (scheduled)
Delisting date (Hitachi Capital)	March 30, 2021 (scheduled)
Effective date of the Business Integration	April 1, 2021 (scheduled)

The Schedule of the Business Integration may be changed upon discussion and agreement between the two companies, according to the necessity in the procedures and other reasons.

(2)	Scheme of the Business Integration

The Business Integration will be conducted in the form of an absorption-type merger in which Mitsubishi UFJ Lease will be the surviving company, and Hitachi Capital will be the merged company, based on the receipt of necessary authorizations and approvals from relevant domestic and overseas authorities, as well as other approvals necessary for its taking effect.

(3)	Details of share allotment concerning the Business Integration (the Merger Ratio)

Party	Mitsubishi UFJ Lease (The surviving company)	Hitachi Capital (The merged company)
Merger ratio (“Merger Ratio”)	1	5.10
Number of shares to be allotted upon the Business Integration	Common stock: 571,079,267 shares (scheduled)

(Note 1) Merger Ratio

5.10 shares of Mitsubishi UFJ Lease’s common stock will be delivered by allotment for one share of Hitachi Capital’s common stock. However, the terms and conditions of the Merger including the Merger Ratio may be changed through the discussion between the two companies in the event of any material adverse effect on the two companies’ businesses, financial situations, business performance, or other circumstances. As to the treasury shares held by Hitachi Capital (7,940,885 shares as of June 30, 2020; 106,000 shares held in trust for the performance-based stock compensation plan for the executive officers are excluded; hereinafter the same) and shares in Hitachi Capital held by Mitsubishi UFJ Lease (4,909,340 shares as of March 31, 2020), shares in Mitsubishi UFJ Lease will not be delivered upon the Merger.

(Note 2) Number of shares to be delivered upon the Merger

571,079,267 shares of the common stock of Mitsubishi UFJ Lease (scheduled)

The above number of shares to be delivered is calculated based on the total number of shares of common stock outstanding and treasury shares of Hitachi Capital as of June 30, 2020 (124,826,552 shares and 7,940,885 shares, respectively) and the number of shares of common stock of Hitachi Capital held by Mitsubishi UFJ Lease as of March 31, 2020 (4,909,340 shares). The common stock of Mitsubishi UFJ Lease, calculated based on the above Merger Ratio will be delivered to the last shareholders of Hitachi Capital, except Mitsubishi UFJ Lease and Hitachi Capital, on the date immediately preceding the Effective Date. Therefore, in the event that the number of treasury shares held by Hitachi Capital or the number of shares of common stock of Hitachi Capital held by Mitsubishi UFJ Lease is changed by the Effective Date as a result of an exercise of the appraisal right by shareholders of Hitachi Capital, etc., the number of shares to be delivered by Mitsubishi UFJ Lease will change accordingly.

(Note 3) Treatment of shares less than one unit (tangen miman kabushiki)

In association with the Merger, some shareholders of Hitachi Capital who will hold shares representing less than one unit of Mitsubishi UFJ Lease’s stock (i.e., less than 100 shares) cannot sell such shares representing less than one unit on the Tokyo Stock Exchange or Nagoya Stock Exchange, Inc. (the “Nagoya Stock Exchange”). The following programs regarding Mitsubishi UFJ Lease’s shares representing less than one unit will be available to such shareholders:

1.	Buyback program for shares representing less than one unit (sale of common stock representing less than one hundred (100) shares)

Pursuant to Article 192, paragraph (1) of the Companies Act, shareholders who will hold shares representing less than one unit of Mitsubishi UFJ Lease’s stock may demand that Mitsubishi UFJ Lease buy back such shares; or,

2.	Additional purchase program for shares representing less than one unit (additional purchase of shares of common stock to reach one hundred (100) shares)

Pursuant to Article 194, paragraph (1) of the Companies Act and the relevant provisions of the articles of incorporation of Mitsubishi UFJ Lease, shareholders who will hold shares representing less than one unit of Mitsubishi UFJ Lease may additionally purchase from Mitsubishi UFJ Lease the number of shares that, when added to shares representing less than one unit to be held by such shareholders, will equal to one unit (one hundred (100) shares), except when Mitsubishi UFJ Lease does not hold the number of treasury shares regarding the request for additional purchase.

(Note 4) Handling of a fractional share

To the shareholders of Hitachi Capital who will receive the allotment of fractions falling short of one (1) share of Mitsubishi UFJ Lease’s common stock upon the Merger, Mitsubishi UFJ Lease will pay in cash the amounts that correspond to the fractions falling short of one (1) share, in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Treatment of Hitachi Capital’s share options and bonds with share options in relation to the Business Integration

Hitachi Capital does not issue share options or bonds with share options.

(5)	Voting Rights of Shareholders of Hitachi Capital to whom Shares of Common Stock of Mitsubishi UFJ Lease Are Allotted and Delivered upon the Business Integration

By the date immediately preceding the Effective Date, Mitsubishi UFJ Lease plans to resolve at the board of directors meeting, to grant shareholders of Hitachi Capital to be allotted with Mitsubishi UFJ Lease’s common stock upon the Merger, voting rights at the New Integrated Company’s annual shareholders meeting scheduled to be held in June 2021, subject to the Merger becoming effective, pursuant to Article 124, paragraph (4) of the Companies Act.

2.	Grounds, etc. for Share Allotment concerning the Business Integration

(1)	Grounds and reasons for share allotment

In order for Mitsubishi UFJ Lease to ensure fairness and appropriateness of the Merger Ratio, Mitsubishi UFJ Lease has appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) as a financial advisor independent from both companies, and has requested Mitsubishi UFJ Morgan Stanley Securities to provide valuation including the financial analysis of the merger ratio being used for the Merger. Mitsubishi UFJ Lease subsequently received from its financial advisor the financial analysis report (santeisho) of the Merger Ratio dated September 23, 2020. Meanwhile, in order for Hitachi Capital to ensure fairness and appropriateness in the Merger Ratio, Hitachi Capital has engaged Goldman Sachs Japan Co., Ltd. (“Goldman Sachs Japan”) as a financial advisor independent from both companies, and has requested Goldman Sachs Japan to perform the financial analyses of the merger ratio to be applied to the Merger. Hitachi Capital subsequently received from its financial advisor the financial analysis report (santeisho) of the Merger Ratio dated September 24, 2020.

After the two companies referencing the financial analyses of the merger ratio to be applied to the Merger, provided by their respective financial advisors and as a result of careful and repeated negotiations and discussions, comprehensive consideration about financial situations, asset status, future prospects and other factors of the two companies based on the results of due diligence, etc., conducted by the two companies in regard to each other, the two companies eventually were able to conclude that the Merger Ratio was appropriate, and agreed on the Merger Ratio after they decided it at the respective board of directors meetings held today by referencing the details of their respective financial advisors’ financial analysis reports (santeisho), as well as Hitachi Capital referencing the response submitted by its independent committee.

(2)	Matters concerning the calculation of the Merger Ratio

•	Names of the financial advisor and their relationships with the two companies

Both Mitsubishi UFJ Morgan Stanley Securities, the financial advisor for Mitsubishi UFJ Lease, and Goldman Sachs Japan, the financial advisor for Hitachi Capital, are independent from both companies, do not constitute a related party of either of the two companies, and do not have any material interest that needs to be stated in connection with the Business Integration.

•	Outline of the financial analysis report (santeisho)

(Mitsubishi UFJ Morgan Stanley Securities)

Mitsubishi UFJ Morgan Stanley Securities analyzed the Merger Ratio by comprehensively taking into consideration the results of the three analysis approaches regarding both Mitsubishi UFJ Lease and Hitachi Capital: the market price analysis that was chosen for the reason that the two companies are listed in the first section of the Tokyo Stock Exchange and market share prices of the two companies are readily available; the comparable company analysis that was chosen for the reason that equity value of the two companies could be inferred from their respective comparable listed companies; and additionally, for the purpose of reflecting the prospective situation of their future business activities into the valuation, the dividend discount model analysis (the “DDM Analysis”), a method of analyzing equity value by discounting the portion of capital that exceeds the level of capital required for the stable business operations of the two companies predetermined based on valuation, etc. by rating agencies (the “Required Capital Level”) back to its present value at capital cost, by deeming such excess portion of capital to be profit attributable to shareholders.

Financial forecasts of Mitsubishi UFJ Lease that were used in the assumptions for valuation do not include fiscal years for which substantial increase/decrease in profits are estimated. For the fiscal years included in the Hitachi Capital Forecasts, substantial earnings increases or decreases are projected. Specifically, Hitachi Capital earnings for the fiscal year ending March 31, 2022 are projected to increase substantially on a year-on-year basis, due to a recovery from the impact of COVID-19 crisis.

For the market price analysis, Mitsubishi UFJ Morgan Stanley Securities set a calculation base date for September 23, 2020 (the “Calculation Base Date”) and analyzed the valuation ranges of the Merger Ratio based on maximum and minimum of the market price ratios of the common stock of the two companies calculated by (i) the closing price on the Calculation Base Date; (ii) a simple average of the closing prices in the previous one month; (iii) a simple average of the closing prices in the previous three months; and (iv) a simple average of the closing prices in the previous six months, respectively, prior to the Calculation Base Date in the first section of the Tokyo Stock Exchange.

For the comparable company analysis, Mitsubishi UFJ Morgan Stanley Securities analyzed equity value of both Mitsubishi UFJ Lease and Hitachi Capital based on a comparison of (i) the multiples of the net profit to market capitalization; and (ii) the multiples of the book value-based net assets to market capitalization, with the corresponding multiples of selected listed companies engaging in businesses relatively comparable to the businesses of Mitsubishi UFJ Lease and Hitachi Capital, respectively.

Mitsubishi UFJ Morgan Stanley Securities performed the DDM Analysis based on publicly-available information and other factors, in addition to estimated revenues in the financial forecasts of Mitsubishi UFJ Lease and Hitachi Capital during the period from April 1, 2020 to March 31, 2026, and assumptions that are considered reasonable. Financial forecasts used for valuation are based on the financial forecasts on a stand-alone basis presented by the management of Mitsubishi UFJ Lease and Hitachi Capital, respectively (which means any impact of the Business Integration is not taken into consideration), and financial forecasts with reasonable adjustments made by Mitsubishi UFJ Lease.

The chart below indicates the summarized results of valuation ranges of the Merger Ratio in the Business Integration evaluated by Mitsubishi UFJ Morgan Stanley Securities (i.e., showing valuation ranges in the form of the number of shares of Mitsubishi UFJ Lease’s common stock to be delivered by allotment for one share of Hitachi Capital’s common stock).

Approach Adopted	Valuation Ranges of Merger Ratio
Market Price Analysis	3.73 ~ 5.68
Comparable Company Analysis	2.44 ~ 5.48
DDM Analysis	3.52 ~ 5.95

Mitsubishi UFJ Morgan Stanley Securities provided the board of directors of Mitsubishi UFJ Lease with an outline of the analyses as of September 23, 2020. Also, pursuant to the request of the board of directors of Mitsubishi UFJ Lease, Mitsubishi UFJ Morgan Stanley Securities submitted to the board of directors of Mitsubishi UFJ Lease an opinion (the “Fairness Opinion”) that the Merger Ratio is reasonable from a financial viewpoint to the shareholders of common stock of Mitsubishi UFJ Lease, excluding Hitachi Capital, as of the Merger.

An opinion of Mitsubishi UFJ Morgan Stanley Securities stated in the Fairness Opinion is subject to and premised on various important conditions and restraints described therein and other conditions described below. Mitsubishi UFJ Morgan Stanley Securities has never recommended any specific merger ratio to Mitsubishi UFJ Lease or its board of directors as one and only adequate ratio.

In stating its opinion in the Fairness Opinion, Mitsubishi UFJ Morgan Stanley Securities relied on the disclosed and publicly-available information and information provided by Mitsubishi UFJ Lease or Hitachi Capital, assuming that such information was accurate and complete. It thus did not verify the accuracy or completeness of such information.

In preparing the Fairness Opinion, Mitsubishi UFJ Morgan Stanley Securities took into consideration potential benefits of strategies, finance, capital management and business operation expected from the Merger. However, Mitsubishi UFJ Morgan Stanley Securities presumed that financial forecasts containing information about such potential benefits of strategies, finance, capital management and business operation were reasonably prepared by the management of Mitsubishi UFJ Lease and Hitachi Capital, respectively, reflecting the best currently available forecasts and judgment on future financial situations of Mitsubishi UFJ Lease and Hitachi Capital.

Moreover, Mitsubishi UFJ Morgan Stanley Securities states its opinions based on the assumption that the Merger would be executed without any waiver, change or delay in the terms and conditions provided in the business integration agreement and the merger agreement. Mitsubishi UFJ Morgan Stanley Securities presumes that all approvals, permissions and agreements, etc. necessary for the Merger can be obtained from relevant government agencies and supervisory agencies, etc. and that such approvals, permissions and agreements, etc. would not be subject to any delay, restriction or condition that may have a material adverse effect on potential benefits expected from the Merger.

Mitsubishi UFJ Morgan Stanley Securities is not an advisor on business, legal and accounting affairs, taxation, industrial regulations and corporate pensions. Mitsubishi UFJ Morgan Stanley Securities, as a financial advisor, does not conduct any independent verification on issues concerning business, legal and accounting affairs, taxation, industrial regulations and corporate pensions, and Mitsubishi UFJ Morgan Stanley Securities relies on the determinations of Mitsubishi UFJ Lease and its business advisors, legal advisors, accounting advisors, tax advisors, and advisors on industrial regulations and corporate pensions.

In relation to consideration received by holders of the stock of Hitachi Capital in connection with the Merger, Mitsubishi UFJ Morgan Stanley Securities is not in a position to state any opinion on whether an amount or quality of consideration to be paid to directors, officers or employees of Hitachi Capital (regardless of their titles or job classes) is adequate.

Mitsubishi UFJ Morgan Stanley Securities did not conduct an independent evaluation or assessment and did not receive any evaluations or assessments from any third party of the assets and liabilities of either of Mitsubishi UFJ Lease or Hitachi Capital.

The opinions of Mitsubishi UFJ Morgan Stanley Securities are based on economic, financial, market and other circumstances as of the date of the Fairness Opinion and information obtained by Mitsubishi UFJ Morgan Stanley Securities as of the date thereof. Though events that would occur on and after the date of the Fairness Opinion may have an impact on the opinions stated in and the assumptions used for the Fairness Opinion, Mitsubishi UFJ Morgan Stanley Securities assumes no responsibility or obligation for updating, revising or reconfirming the opinions stated in the Fairness Opinion.

Mitsubishi UFJ Morgan Stanley Securities will receive a commission fee for its services rendered in relation to the Merger as a financial advisor to Mitsubishi UFJ Lease. The receipt of most of the commission fee is based on the condition that the Merger is completed.

Mitsubishi UFJ Morgan Stanley Securities or its affiliates received a commission fee, within two years from the date of the Fairness Opinion, for its services rendered as a financial advisor or regarding finance to Mitsubishi UFJ Lease, Hitachi Capital and the Major Shareholders. In addition, Mitsubishi UFJ Morgan Stanley Securities and its affiliates may render such services to Mitsubishi UFJ Lease, Hitachi Capital and the Major Shareholders and may receive a commission fee as consideration for such services, in the future.

Mitsubishi UFJ Morgan Stanley Securities (together with its affiliated companies, collectively referred to as “Mitsubishi UFJ Morgan Staley Group”) provides global financial services including banking (including lending services to Mitsubishi UFJ Lease and Hitachi Capital), securities, trust banking, investment management and other financial services (collectively, “Financial Services”). Securities services include not only providing investment banking, financing and financial advisory services, but also underwriting, sale and purchase and brokerage of securities, and foreign exchange, commodities and derivatives transactions. Mitsubishi UFJ Morgan Stanley Group may, during the course of usual operation of underwriting, sale and purchase and brokerage of securities, and operation of financing, hold long or short positions in bonds, equity or loans of Mitsubishi UFJ Lease, Hitachi Capital or any other company related to the Merger, currencies or commodities related to the Merger, or relevant derivatives, may provide other Financial Services of Mitsubishi UFJ Morgan Stanley Group for Mitsubishi UFJ Lease, Hitachi Capital or any other company related to the Merger, and may engage in sale and purchase or any other transaction in its own or its client’s account. Mitsubishi UFJ Morgan Stanley Group and its directors and officers may invest their own funds in, or may manage a fund that invests its own funds in bonds, equity or loans of Mitsubishi UFJ Lease, Hitachi Capital or any other company related to the Merger, currencies or commodities related to the Merger, or relevant derivatives. Also, Mitsubishi UFJ Morgan Stanley Securities may render usual securities brokerage services for Mitsubishi UFJ Lease, Hitachi Capital or any other company related to the Merger.

(Goldman Sachs Japan)

Goldman Sachs Japan (together with its affiliates, “Goldman Sachs”) performed (i) exchange ratio analyses using (a) a historical exchange ratio analysis and (b) an illustrative contribution analysis based on an illustrative dividend discount model analysis (the “DDM Analysis”), and (ii) an illustrative “has” / “gets” analysis based on illustrative DDM Analyses in the financial analysis report (santeisho) of the Merger Ratio dated September 24, 2020 (the “Goldman Sachs Report”).

(i)	Exchange Ratio Analyses

(a)	Historical Exchange Ratio Analysis

Goldman Sachs reviewed the historical trading prices of common stock of Hitachi Capital (“Hitachi Capital Common Stock”) and common stock of Mitsubishi UFJ Lease (“Mitsubishi UFJ Lease Common Stock”) for the 52-week period prior to September 23, 2020 and calculated the historical exchange ratios and historical average exchange ratios based on the closing prices of common stock of Hitachi Capital and common stock of Mitsubishi UFJ Lease during such 52-week period. This analysis indicated the range of implied merger ratios of shares of Mitsubishi UFJ Lease Common Stock to be issued in exchange for one share of Hitachi Capital Common Stock shown below.

Historical Exchange Ratio Analysis: 3.30 - 5.68

Historical Date or Period	Exchange Ratio
September 23, 2020	4.94
52-Week High	5.68
52-Week Low	3.30
1-Month Average	5.06
3-Month Average	5.07
6-Month Average	4.59

(b)	Illustrative DDM-Based Contribution Analysis

Illustrative DDM Analysis for Hitachi Capital on a Standalone Basis: Goldman Sachs performed an illustrative DDM Analysis for Hitachi Capital on a standalone basis using publicly available information and certain internal financial analyses and forecasts for Hitachi Capital prepared by the management of Hitachi Capital, as approved for Goldman Sachs’ use by Hitachi Capital (the “Hitachi Capital Forecasts”). Using a range of discount rates of 7.50 % to 8.50%, reflecting estimates of Hitachi Capital’s cost of equity, Goldman Sachs calculated indications of the illustrative net present value of estimated dividend streams for the period beginning with the fiscal year ending March 31, 2021 through the fiscal year ending March 31, 2026 and a range of terminal values, which were calculated by applying perpetuity growth rates ranging from 2.50 % to 3.50 % to the terminal year estimated dividend. For the fiscal years included in the Hitachi Capital Forecasts, no substantial earnings increases or decreases are projected.

Illustrative DDM Analysis of Mitsubishi UFJ Lease on a Standalone Basis: Goldman Sachs performed an illustrative DDM Analysis for Mitsubishi UFJ Lease on a standalone basis using publicly available information and certain internal financial analyses and forecasts for Mitsubishi UFJ Lease prepared by the management of Mitsubishi UFJ Lease, as adjusted by the management of Hitachi Capital, as approved for Goldman Sachs’ use by Hitachi Capital (the “Mitsubishi UFJ Lease Forecasts”). Using a range of discount rates of 7.50 % to 8.50%, reflecting estimates of Mitsubishi UFJ Lease’s cost of equity, Goldman Sachs calculated indications of the illustrative net present value of estimated dividend streams for the period beginning with the fiscal year ending March 31, 2021 through the fiscal year ending March 31, 2026 and a range of terminal values, which were calculated by applying perpetuity growth rates ranging from 2.50 % to 3.50 % to the terminal year estimated dividend. For the fiscal years included in the Mitsubishi UFJ Lease Forecasts, substantial earnings increases or decreases are projected. Mitsubishi UFJ Lease earnings for the fiscal year ending March 31, 2021 are projected in the Mitsubishi UFJ Lease Forecasts to decrease substantially on a year-on-year basis, due to decrease in earnings of the aviation business which reflected the impact of the COVID-19 crisis, and Mitsubishi UFJ Lease earnings for the fiscal year ending March 31, 2024 are projected in the Mitsubishi UFJ Lease Forecasts to increase substantially on a year-on-year basis, due to a recovery in the aviation business.

Using the Hitachi Capital Forecasts, the Mitsubishi UFJ Lease Forecasts and the above-referenced illustrative DDM Analyses of Hitachi Capital and Mitsubishi UFJ Lease on a standalone basis, Goldman Sachs used an assumed perpetuity growth rate of 3.00 % and discount rates ranging from 7.50 % to 8.50 % for both Hitachi Capital and Mitsubishi UFJ Lease on a standalone basis to derive the range of implied merger ratios of shares of Mitsubishi UFJ Lease Common Stock to be issued in exchange for one share of Hitachi Capital Common Stock shown below.

Illustrative DDM-Based Contribution Analysis: 4.59 - 6.91

(ii)	Illustrative “Has” / “Gets” Analysis

Goldman Sachs performed an illustrative “has” / “gets” analysis using the Hitachi Capital Forecasts, Mitsubishi UFJ Lease Forecasts and certain internal financial analyses and forecasts for dividends of Mitsubishi UFJ Lease pro forma for the Transaction, prepared by the management of Hitachi Capital, as approved for Goldman Sachs’ use by Hitachi Capital (the “Pro Forma Forecasts” and, together with the Hitachi Capital Forecasts and the Mitsubishi UFJ Lease Forecasts, the “Forecasts”), including certain operating synergies projected by the management of Hitachi Capital to result from the Transaction, as approved for Goldman Sachs’ use by Hitachi Capital (the “Synergies”).

Illustrative DDM Analysis Per Share of Hitachi Capital on a Standalone Basis: Goldman Sachs calculated an implied equity value per share of Hitachi Capital Common Stock derived from the above-referenced illustrative DDM Analysis for Hitachi Capital on a standalone basis. This analysis indicated the range of implied equity values per share of Hitachi Capital Common Stock shown below.

Illustrative DDM Analysis Per Share of Hitachi Capital on a Standalone Basis: JPY2,501 - JPY3,640

Illustrative DDM Analysis of Pro Forma Equity Value Per Share of Hitachi Capital: Goldman Sachs performed an illustrative DDM Analysis of pro forma equity value to be attributed to Hitachi Capital shareholders using publicly available information and the Forecasts, including the Synergies. Using a range of discount rates of 7.50 % to 8.50%, reflecting estimates of Hitachi Capital’s cost of equity, Goldman Sachs calculated indications of the illustrative net present value of estimated dividend streams to be attributed to Hitachi Capital shareholders from Hitachi Capital on a standalone basis for the period beginning with the fiscal year ending March 31, 2021 through the fiscal year ending March 31, 2026 and a range of terminal values, which were calculated by applying perpetuity growth rates ranging from 2.50 % to 3.50 % to the terminal year estimated dividend, to derive a range of implied equity values per share of Hitachi Capital Common Stock. Using a range of discount rates of 7.50 % to 8.50%, reflecting estimates of Mitsubishi UFJ Lease’s cost of equity, Goldman Sachs then calculated indications of the illustrative net present value of estimated dividend streams to be attributed to Hitachi Capital shareholders from Mitsubishi UFJ Lease on a standalone basis for the period beginning with the fiscal year ending March 31, 2022 through the fiscal year ending March 31, 2026 and a range of terminal values, which were calculated by applying perpetuity growth rates ranging from 2.50 % to 3.50 % to the terminal year estimated dividend, to derive a range of implied equity values per share of Hitachi Capital Common Stock. Using a range of discount rates of 7.50 % to 8.50%, reflecting estimates of the pro forma combined company’s cost of equity, Goldman Sachs then calculated indications of the illustrative net present value of Synergies to be attributed to Hitachi Capital shareholders for the period beginning with the fiscal year ending March 31, 2022 through the fiscal year ending March 31, 2026 and a range of terminal values, which were calculated by applying perpetuity growth rates ranging from 2.50 % to 3.50 % to the terminal year estimated dividend, to derive a range of implied equity values per share of Hitachi Capital Common Stock. The implied equity value of the pro forma combined company per share of Hitachi Capital Common Stock was calculated by summing up each of the present value of estimated dividend streams from Hitachi Capital on a standalone basis, the present value of estimated dividend streams from Mitsubishi UFJ Lease on a standalone basis and the present value of Synergies, in each case, as attributed to Hitachi Capital shareholders. This analysis indicated the range of pro forma equity values per share of Hitachi Capital Common Stock shown below.

Illustrative DDM Analysis of Pro Forma Equity Value Per Share of Hitachi Capital: JPY2,731 - JPY3,991

(Supplementary Note)

Goldman Sachs provided its advisory services and the Goldman Sachs Report for the information and assistance of the Board of Directors of Hitachi Capital in connection with its consideration of the transaction contemplated by the Merger Agreement (the “Transaction”). The Goldman Sachs Report does not constitute a recommendation as to how any holder of Hitachi Capital Common Stock should vote with respect to such Transaction or any other matter. Goldman Sachs did not recommend any specific merger ratio to Hitachi Capital or its Board of Directors, or that any specific merger ratio constituted the only appropriate merger ratio.

The Goldman Sachs Report is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of September 23, 2020, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming the Goldman Sachs Report based on circumstances, developments or events occurring after the date thereof. No such updating, revising or reaffirming has been conducted and therefore the Goldman Sachs Report should be evaluated in the context only of the circumstances and market conditions existing as of September 23, 2020. Goldman Sachs assumed with Hitachi Capital’s consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Hitachi Capital. Except as otherwise noted, the quantitative information used in the Goldman Sachs Report, to the extent it is based on market data, is based on market data as it existed on or before September 23, 2020 and is not necessarily indicative of current market conditions.

(Note) The following is additional information on the assumptions made, procedures followed, matters considered and limitations on the work undertaken in connection with preparing the Goldman Sachs Report, the Goldman Sachs Fairness Opinion (as defined below) and the financial analyses supporting such Goldman Sachs Fairness Opinion (such financial analyses, together with the Goldman Sachs Fairness Opinion, the “Goldman Sachs Fairness Materials”).

Goldman Sachs is engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Hitachi Capital, Mitsubishi UFJ Lease and any of their respective affiliates, including Hitachi, Ltd. (“Hitachi”) and Mitsubishi UFJ Financial Group, Inc. (“MUFG”), significant shareholders of Hitachi Capital, and Mitsubishi Corporation (“MC”), a significant shareholder of Mitsubishi UFJ Lease, and their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction. Goldman Sachs has acted as financial advisor to Hitachi Capital in connection with, and has participated in certain of the negotiations leading to, the Transaction. Goldman Sachs expects to receive fees for its services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and Hitachi Capital has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. Goldman Sachs has provided certain financial advisory and/or underwriting services to Hitachi Capital and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as a dealer in Hitachi Capital’s commercial paper program since November 2010. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Mitsubishi UFJ Lease and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as joint lead manager and joint bookrunner with respect to an offering by Mitsubishi UFJ Lease of its 3.406% senior notes due 2022 and its 3.559% senior notes due 2024 (aggregate principal amount $800,000,000) in February 2019; and as a dealer in Mitsubishi UFJ Lease’s Euro medium term note programs in July 2019. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Hitachi and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Hitachi in connection with its acquisition of an additional stake in Ansaldo STS S.p.A. in January 2019; as financial advisor to Hitachi in connection with the sale of its diagnostic imaging-related business announced in December 2019; as joint lead manager with respect to a public offering by Hitachi of its 0.060% senior notes due 2023, 0.160% senior notes due 2027 and 0.290% senior notes due 2030 (aggregate principal amount ¥200,000,000,000) in March 2020; as financial advisor to Hitachi Chemical Company Limited, a former subsidiary of Hitachi, in connection with Hitachi’s sale of Hitachi Chemical Company Limited in April 2020; and as financial advisor to Hitachi in connection with its acquisition of the power grids business of ABB Ltd in July 2020. Goldman Sachs also has provided certain financial advisory and/or underwriting services to MC and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to an offering by MC of its 2.50% notes due 2024 (aggregate principal amount $500,000,000) in July 2019; and as a dealer in MC’s and its subsidiary Mitsubishi Corporation Finance PLC’s Euro medium term note programs in November 2019. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Hitachi Capital, Mitsubishi UFJ Lease, Hitachi, MUFG and MC and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation.

In connection with preparing the Goldman Sachs Fairness Materials and the Goldman Sachs Report, Goldman Sachs has reviewed, among other things, the Agreement; Annual Securities Reports (Yuka Shoken Hokoku-sho) of Hitachi Capital and Mitsubishi UFJ Lease for the five fiscal years ended March 31, 2020; the First Quarter Securities Reports (Dai-ichi Shihanki Hokoku-sho) of Hitachi Capital and Mitsubishi UFJ Lease for the first quarter ended June 30, 2020; certain other communications from Hitachi Capital and Mitsubishi UFJ Lease to their respective stockholders; certain publicly available research analyst reports for Hitachi Capital and Mitsubishi UFJ Lease; and the Forecasts, including the Synergies. Goldman Sachs has also held discussions with members of the senior management of Hitachi Capital regarding the past and current business operations, financial condition and future prospects of Hitachi Capital and their assessment of the strategic rationale for, and the potential benefits of, the Transaction and with members of the senior managements of Hitachi Capital and Mitsubishi UFJ Lease regarding the past and current business operations, financial condition and future prospects of Mitsubishi UFJ Lease; reviewed the reported price and trading activity for the shares of Hitachi Capital Common Stock and shares of Mitsubishi UFJ Lease Common Stock; compared certain financial and stock market information for Hitachi Capital and Mitsubishi UFJ Lease with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of performing its financial analyses, rendering the Goldman Sachs Fairness Materials and the Goldman Sachs Report, Goldman Sachs has, with Hitachi Capital’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs has assumed with Hitachi Capital’s consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Hitachi Capital. Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Hitachi Capital or Mitsubishi UFJ Lease or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Hitachi Capital or Mitsubishi UFJ Lease or on the expected benefits of the Transaction in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also has assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis.

Neither the Goldman Sachs Fairness Materials nor the Goldman Sachs Report addresses the underlying business decision of Hitachi Capital to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Hitachi Capital; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with Hitachi Capital. The Goldman Sachs Fairness Opinion addresses only the fairness from a financial point of view to the holders (other than Mitsubishi UFJ Lease, Hitachi and MUFG and their respective affiliates) of shares of Hitachi Capital Common Stock, as of the date hereof, of the merger ratio pursuant to the Agreement. Goldman Sachs does not express any view on, and the Goldman Sachs Fairness Materials do not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Hitachi Capital; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Hitachi Capital, or class of such persons, in connection with the Transaction, whether relative to the merger ratio pursuant to the Agreement or otherwise. Goldman Sachs is not expressing any opinion as to the prices at which shares of Mitsubishi UFJ Lease Common Stock or shares of Hitachi Capital Common Stock will trade at any time, or as to the potential effects of volatility in the credit, financial and stock markets on Hitachi Capital or Mitsubishi UFJ Lease or the Transaction, or as to the impact of the Transaction on the solvency or viability of Hitachi Capital or Mitsubishi UFJ Lease or the ability of Hitachi Capital or Mitsubishi UFJ Lease to pay their respective obligations when they come due.

Goldman Sachs provided the Goldman Sachs Fairness Materials for the information and assistance of the Board of Directors of Hitachi Capital in connection with its consideration of the Transaction. The Goldman Sachs Fairness Materials do not constitute a recommendation as to how any holder of shares of Hitachi Capital Common Stock should vote with respect to such Transaction or any other matter. The Goldman Sachs Fairness Materials are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date hereof and Goldman Sachs assumes no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. The Goldman Sachs Fairness Opinion has been approved by a fairness committee of Goldman Sachs. The Goldman Sachs Fairness Materials and the Goldman Sachs Report are not necessarily susceptible to partial analysis or summary description. Selecting portions of the Goldman Sachs Fairness Materials, the Goldman Sachs Report or the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Goldman Sachs Fairness Materials and the Goldman Sachs Report. Goldman Sachs did not attribute any particular weight to any factor or any analysis it performed.

(3)	Expectation of delisting and the reasons therefor

As a result of the merger associated with the Business Integration, the common stock of Hitachi Capital, which is the merged company in the Merger, is scheduled to be delisted as of March 30, 2021 (the last day of trading will be March 29, 2021) in accordance with the delisting standards of the 1st Section of the Tokyo Stock Exchange. While the common stock of Hitachi Capital cannot be traded on the Tokyo Stock Exchange after the delisting, the shares of Mitsubishi UFJ Lease’s common stock will be allotted to the shareholders of Hitachi Capital, other than the two companies, as specified in 1. (3) “Details of share allotment concerning the Business Integration (the Merger Ratio)” above.

As the share of common stock of Mitsubishi UFJ Lease to be delivered as consideration for the Merger will remain listed on the 1st Section of the Tokyo Stock Exchange and the 1st Section of the Nagoya Stock Exchange, even after the delisting of the common stock of Hitachi Capital, the shares of common stock of Mitsubishi UFJ Lease of one unit or more can be traded on financial instruments exchange markets. This will ensure the liquidity of the shares, despite the possibility that some shareholders of Hitachi Capital may receive shares of Mitsubishi UFJ Lease’s common stock of less than one unit, in accordance with their share ownership.

The shareholders of Hitachi Capital who will hold shares of Mitsubishi UFJ Lease’s common stock of less than one unit as a result of the Merger cannot sell such shares of less than one unit on the Tokyo Stock Exchange or the Nagoya Stock Exchange. However, for shares representing less than one unit, the buyback system or the additional purchase system being adopted by Mitsubishi UFJ Lease will be available at the request of each of the shareholders. For more details on these systems, please refer to (Note 3) “Treatment of shares less than one unit (tangen miman kabushiki)” of 1. (3) “Details of share allotment concerning the Business Integration (the Merger Ratio)” above.

In addition, for more details on the handling of a fractional share, please refer to (Note 4) “Handling of a fractional share” of 1. (3) “Details of share allotment concerning the Business Integration (the Merger Ratio)” above.

The shareholders of Hitachi Capital will be able to trade their own shares of Hitachi Capital’s common stock on the Tokyo Stock Exchange as they had previously, by the last trading date on March 29, 2021 (scheduled).

(4)	Measures to ensure fairness and to avoid the conflict of interest

Although a particular conflict of interest does not exist between the two companies, as Mitsubishi UFJ Financial Group is a large shareholder of both of the two companies, holding 22.85% of the voting rights of Mitsubishi UFJ Lease, by itself or through its subsidiaries, and 23.01% of the voting rights of Hitachi Capital, respectively, as of March 31, 2020, its interest regarding the Business Integration may differ with that of other shareholders of the two companies. Also, considering that the Business Integration may have an impact on the group operational policy of Hitachi, which holds 33.40 % of the voting rights of Hitachi Capital as of March 31, 2020, Hitachi’s interest regarding the Business Integration may not correspond exactly to those of other shareholders of Hitachi Capital. Under these circumstances, the following measures have been implemented in order to take extra precautions to ensure fairness of the Business Integration:

•	Obtaining a financial analysis report (santeisho) and Fairness Opinion from the financial advisor

Mitsubishi UFJ Lease obtained the financial analysis report (santeisho) on the Merger Ratio from Mitsubishi UFJ Morgan Stanley Securities, the financial advisor retained by Mitsubishi UFJ Lease, independent from the two companies. In addition, Mitsubishi UFJ Lease received the Fairness Opinion in writing to the effect that the Merger Ratio was reasonable to the shareholders of Mitsubishi UFJ Lease’s common stock (excluding Hitachi Capital) from a financial perspective as of September 24, 2020 based on and subject to the factors and assumptions set forth in the Fairness Opinion and other certain premises. For more details, please refer to (2) “Matters concerning the calculation of the Merger Ratio” above.

Meanwhile, Hitachi Capital obtained the financial analysis report (santeisho) of the Merger Ratio from Goldman Sachs Japan, the financial advisor retained by Hitachi Capital, independent from the two companies. In addition, Hitachi Capital received a fairness opinion in writing from Goldman Sachs Japan (the “Goldman Sachs Fairness Opinion”), to the effect that, as of September 24, 2020 and based upon and subject to the factors and assumptions set forth in such opinion, the Merger Ratio pursuant to the Merger Agreement was fair from a financial perspective to the holders (other than Mitsubishi UFJ Lease, Hitachi and Mitsubishi UFJ Financial Group and their respective affiliates) of the outstanding shares of common stock of Hitachi Capital. For more details, please refer to (2) “Matters concerning the calculation of the Merger Ratio” above.

•	Advice from external law firms

Mitsubishi UFJ Lease appointed Nishimura & Asahi as its legal advisor for the Business Integration and has received advice from the firm from legal perspectives on procedures for the Business Integration and methods and processes of its decision-making etc.

Hitachi Capital appointed Mori Hamada & Matsumoto as its legal advisor for the Business Integration and has received advice from the firm from legal perspectives on procedures for the Business Integration and methods and processes of its decision-making etc.

•	Establishing an independent committee and obtaining a response by Hitachi Capital

Hitachi Capital, for the purpose of taking extra precautions to ensure fairness of the Business Integration, established an independent committee consisted of four independent outside directors of Hitachi Capital: Mr. Koichiro Hiraiwa, the representative director of Dream Estate Tokyo Inc., Mr. Wataru Sueyoshi, the partner attorney-at-law from Sueyoshi & Sato, Mr. Takashi Nakamura, the former director, chairman of Nichirei Biosciences Inc., and Ms. Yuri Sasaki, the dean, professor of Faculty of Economics, Meiji Gakuin University, by a resolution passed at the board of directors meeting held on February 28, 2020. Hitachi Capital has referred the following matters to the independent committee: to evaluate, decide, and make responses to its board of directors about (i) the appropriateness of the Business Integration from the perspective of whether or not the Business Integration increases corporate value of Hitachi Capital, and (ii) the reasonableness of the transaction terms and the fairness of the procedures for the Business Integration from perspectives of benefiting general shareholders of Hitachi Capital. In addition, the board of directors of Hitachi Capital passed resolutions that it should respect the content of the independent committee’s response to the fullest extent when making a decision on the Business Integration and that it would grant the independent committee authority to appoint or nominate its own advisors (such as legal advisors and consultants) as necessary, for evaluations on the matters referred to the independent committee (and any cost regarding such advisors should be incurred by Hitachi Capital). The independent committee has, based on the authority granted, appointed Mr. Takashi Goto, the attorney-at-law from Shiomizaka as its own legal advisor and Mr. Shinsuke Hasegawa, the certified public accountant and tax accountant who is the representative of Hasegawa CPA Office as its own financial advisor.

[The independent committee held 24 meetings from February 28, 2020 to September 24, 2020 and received necessary information from employees and officers of Hitachi Capital, and the advisors to Hitachi Capital and the advisors to the independent committee, to carefully evaluate the matters referred to the independent committee.

Specifically, the independent committee asked questions to Hitachi Capital about matters including managerial challenges surrounding Hitachi Capital, the background leading to the Business Integration and potential synergy effects by the Business Integration and received answers from Hitachi Capital. Also, the independent committee requested officers of Hitachi Capital, including President and Chief Executive Officer, Mr. Seiji Kawabe, Executive Vice President and Executive Officer, Mr. Seiichiro Kishino and Vice President and Executive Officer, Mr. Masashi Takeda, to attend the meetings of the independent committee several times and received explanations directly and held Q&A sessions on the Hitachi Capital management’s opinions on the Business Integration, results of the due diligence conducted regarding Mitsubishi UFJ Lease & Finance, and progress of considerations and discussions on the Business Integration.

Besides, the independent committee received an explanation from the Hitachi Capital management on the matters including the contents of business plans of Hitachi Capital and Mitsubishi UFJ Lease & Finance, one of the underlying factors for determining the Merger Ratio, and scrutinized the financial analyses conducted by Goldman Sachs Japan, the financial advisor to Hitachi Capital, for use by the board of directors of Hitachi Capital as the basis of their consideration, based on Mr. Hasegawa’s advice from a financial perspective. Furthermore, the independent committee received reports on the progress of negotiations about the Merger Ratio from the Hitachi Capital management in a timely fashion, and discussed the reasonableness of the Merger Ratio based on advice from Mr. Hasegawa and legal advice from Mr. Goto and other matters.

The independent committee additionally discussed measures taken for the purpose of ensuring fairness of the procedures for the Business Integration, based on legal advice from Mr. Goto.

With the background mentioned above, as a result of careful discussions and evaluations on the matters referred to the independent committee by Hitachi Capital, on September 24, 2020, the independent committee submitted to the board of directors of Hitachi Capital a response to the effect that the independent committee determined that the Business Integration increases Hitachi Capital’s corporate value, that the terms of the Business Integration are reasonable, and that sufficient considerations have been given to the interests of Hitachi Capital’s general shareholders through fair procedure, by a unanimous resolution.]

•	Approval from all directors of Hitachi Capital except one who concurrently serves for Mitsubishi UFJ Financial Group and Hitachi as an officer or employee

The conclusion of the business integration agreement and the merger agreement was unanimously approved by all the directors of Hitachi Capital (except Mr. Koichiro Oshima, who concurrently serves as managing executive officer of Mitsubishi UFJ Financial Group and Mr. Masahiko Hasegawa, who concurrently serves as vice president and executive officer of Hitachi), at the board of directors meeting of Hitachi Capital.

Mr. Oshima, the director of Hitachi Capital who concurrently serves as an officer /an employee of Mitsubishi UFJ Financial Group, the large shareholder of both of the two companies, did not participate in the discussion and resolution concerning the Business Integration at the board of directors meeting of Hitachi Capital for the purpose of taking all possible means to ensure fairness of the Business Integration, considering, among other things, that Mitsubishi UFJ Financial Group’s interests in the Business Integration may differ from those of other shareholders of Hitachi Capital. In addition, Mr. Hasegawa, the director of Hitachi Capital who concurrently serves as an officer/ an employee of Hitachi, the large shareholder of Hitachi Capital, did not participate in the discussion and resolution concerning the Business Integration at the board of directors meeting of Hitachi Capital for the purpose of taking all possible means to ensure fairness of the Business Integration, considering, among other things, that the interests of Hitachi in the Business Integration may not correspond exactly to those of other shareholders of Hitachi Capital because of the potential impact of the Business Integration on the group operation policy of Hitachi.

•	Approval from all directors of Mitsubishi UFJ Lease except one who concurrently serves for Mitsubishi UFJ Financial Group as an officer or employee and opinion of no objection from all auditors

The conclusion of the business integration agreement and the merger agreement was unanimously approved by all the directors of Mitsubishi UFJ Lease (except Mr. Naomi Hayashi, who concurrently serves as managing corporate executive of Mitsubishi UFJ Financial Group), at the board of directors meeting of Mitsubishi UFJ Lease, and all the auditors of Mitsubishi UFJ Lease stated the opinion that they had no objection to the Business Integration.

Mr. Hayashi, the director of Mitsubishi UFJ Lease who concurrently serves as an officer / an employee of Mitsubishi UFJ Financial Group, the large shareholder of both of the two companies, did not participate in the discussion and resolution concerning the Business Integration at the board of directors meeting of Mitsubishi UFJ Lease for the purpose of taking extra precautions to ensure fairness of the Business Integration, considering, among other things, that Mitsubishi UFJ Financial Group’s interests in the Business Integration may differ from those of other shareholders of Mitsubishi UFJ Lease.

3.	Company Profiles of the Constituent Companies (as of March 31, 2020)

(1) Company name	Mitsubishi UFJ Lease & Finance Company Limited		Hitachi Capital Corporation
(2) Location	5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo		3-1, Nishi Shimbashi 1-chome, Minato-ku, Tokyo
(3) Name and title of representative	Takahiro Yanai, President & CEO		Seiji Kawabe, President & CEO
(4) Line of business	Lease for various types of properties, installment sales for various types of properties, various types of financing, and international business		Leasing service, installment sales, and other financial services
(5) Stated capital	33,196 million yen		9,983 million yen
(6) Date of establishment	April 12, 1971		September 10, 1957
(7) Number of issued shares	895,834,160 shares		124,826,552 shares
(8) Fiscal year-end	March 31		March 31
(9) Number of employees	3,301 (Consolidated)		5,643 (Consolidated)
(10) Major customers	Japanese and overseas corporations, general customers, etc.		Japanese and overseas corporations, general customers, etc.
(11) Main banks	MUFG Bank, Ltd., Mizuho Bank, Ltd., Sumitomo Mitsui Trust Bank, Limited, The Norinchukin Bank, Development Bank of Japan Inc.		MUFG Bank, Ltd., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Trust Bank, Limited, The Norinchukin Bank
(12) Major shareholders and shareholding ratio	Mitsubishi Corporation	20.10%	Hitachi, Ltd.	33.39%
	Mitsubishi UFJ Financial Group, Inc.	13.50%	Mitsubishi UFJ Financial Group, Inc.	23.00%
	MUFG Bank, Ltd.	6.11%	Mitsubishi UFJ Lease & Finance Company Limited	4.20%
	Japan Trustee Services Bank, Ltd (trust account)	5.02%	The Master Trust Bank of Japan, Ltd (trust account)	3.22%
	The Master Trust Bank of Japan, Ltd (trust account)	4.02%	Japan Trustee Services Bank, Ltd (trust account)	3.06%
	Meiji Yasuda Life Insurance Company	3.46%	GOLDMAN SACHS INTERNATIONAL (Standing proxy: Goldman Sachs Japan Co., Ltd.)	1.87%
	Mitsubishi UFJ Trust and Banking Corporation	3.19%	BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) (Standing proxy: MUFG Bank, Ltd.)	1.40%
	Hitachi Capital Corporation	2.99%	STATE STREET BANK AND TRUST COMPANY 505001 (Standing proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	1.02%
	RYOSHIN HOLDINGS CO., LTD	1.46%	JP MORGAN CHASE BANK 380684 (Standing proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	0.99%
	JP MORGAN CHASE BANK 385632 (Standing proxy, Mizuho Bank, Ltd.)	1.30%	CREDIT SUISSE SECURITIES (USA) LLC SPCL. FOR EXCL. BEN (Standing proxy: Credit Suisse Securities)	0.94%

(13) Relationship between the constituent companies
Capital relationship	Mitsubishi UFJ Lease holds 4.20% of the total shares outstanding of Hitachi Capital (excluding treasury shares).			Hitachi Capital holds 2.99% of the total shares outstanding of Mitsubishi UFJ Lease (excluding treasury shares).
Personnel relationship	Not applicable			Not applicable
Transactional relationship	Alliance to reinforce the financial functions of the two companies through the capital and business alliance announced on May 13, 2016.			Alliance to reinforce the financial functions of the two companies through the capital and business alliance announced on May 13, 2016.
Situation regarding related parties	Not applicable			Not applicable

(14) Financial position and business performance for the last three (3) years (Note1, Note2)

Fiscal year ended	Mitsubishi UFJ Lease (Consolidated) (JGAAP)			Hitachi Capital (Consolidated) (IFRS)
	March 2018	March 2019	March 2020	March 2018	March 2019	March 2020
Net assets (Total equity)	731,124	778,582	798,820	393,107	390,418	396,013
Total assets	5,552,712	5,790,929	6,285,966	3,468,756	3,772,784	3,719,474
Net assets per share (Equity per share attributable to owners of the parent) (Yen)	794.43	846.97	872.78	3,241.24	3,230.95	3,260.23
Net sales (Revenues)	869,948	864,224	923,768	404,124	453,253	464,020
Operating profit (Adjusted operating income (Note3))	79,285	80,371	91,853	45,423	29,396	39,874
Ordinary profit (Income before income taxes)	86,177	87,605	94,376	44,295	32,706	42,526
Net profit attributable to shareholders of the parent company (Net income attributable to owners of the parent)	63,679	68,796	70,754	32,057	19,363	30,693
Net profit per share (Earnings per share attributable to owners of the parent (basic) (Yen)	71.57	77.28	79.44	274.26	165.69	262.67
Dividend per share (Yen)	18.00	23.50	25.00	86.00	46.00	150.00

(Note 1) All amounts are in millions of yen unless otherwise specified. The dividend per share of Hitachi Capital for the fiscal year ended in March 2020 is the amount calculated by adding the special dividend of 40 yen to the bi-annual ordinary dividend of 110 yen per share.

(Note 2) As Mitsubishi UFJ Lease and Hitachi Capital prepare consolidated financial statements according to Japanese generally-accepted accounting principle (J-GAAP) and International Financial Reporting Standards (IFRS), respectively, for any accounting item represented by the different names under J-GAAP and IFRS, the names under IFRS are indicated in the parentheses.

(Note 3) Adjusted operating income is calculated by deducting Cost of sales, Selling, general and administrative expenses from Revenue.

4.	Profile of the New Integrated Company after the Business Integration

The New Integrated Company after the Business Integration
(1) Company name	TBD
(2) Location of head office	5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
(3) Name and title of representative (Scheduled)	Seiji Kawabe, Chairman (Representative Director) Takahiro Yanai, President & CEO (Representative Director)
(4) Line of business	Lease for various types of properties, installment sales for various types of properties, various types of financing
(5) Stated capital	33,196 million yen
(6) Fiscal year-end	March 31
(7) Net assets	TBD
(8) Total assets	TBD
(9) Accounting standards	Japanese GAAP

5.	Amendments to the Articles of Incorporation in Association with the Change of the New Integrated Company’s Trade Name and Transition to a Company with an Audit and Supervisory Committee

The New Integrated Company after the Business Integration (Mitsubishi UFJ Lease) will amend its articles of incorporation in association with a change of its trade name and transition to a company with an audit and supervisory committee, as of the Effective Date, on the condition that the Merger takes effect.

A proposal pertaining to the planned amendments to the articles of incorporation is scheduled to be submitted to the general meeting of shareholders of Mitsubishi UFJ Lease to be held in late February, 2021. A draft of such amendments will be disclosed when it is finalized.

6.	Corporate Governance Structure of the New Integrated Company after the Business Integration

For the purpose of aiming to improve the fairness and transparency in business, to strengthen the supervisory function of the board of directors, and to enrich the corporate governance system, the organizational form of the New Integrated Company after the Business Integration will be that of a company with an audit and supervisory committee. Further, an arbitrary governance committee consisting of outside directors (including directors who are audit and supervisory committee members), representative directors, and inside directors who are appointed by representative directors, is scheduled to be established as an advisory institution for important matters such as the appointment of and remuneration for officers and improving the effectiveness of the board of directors. In addition, management meetings will be established in the New Integrated Company, and important matters are to be decided after the matters have been deliberated by the management meeting.

7.	Board Composition of the New Integrated Company after the Business Integration

The number of the New Integrated Company’s directors will be 17 members, and 8 members out of 17 are to be outside directors. Based on a consensus between the two companies, 9 directors and 6 directors will be appointed as candidates by Mitsubishi UFJ Lease and Hitachi Capital respectively, and the remaining 2 members are scheduled to be appointed by agreement of the two companies. In addition, 5 directors out of 17 are to be directors as supervisory and audit committee members, and 3 directors out of that 5 are to be outside directors.

The agenda regarding appointment of relative directors is schedule to be proposed by Mitsubishi UFJ Lease at the shareholder’s meeting scheduled to be held in late February, 2021, and director candidates will be disclosed when they are confirmed.

8.	Outline of Accounting Treatment

The “Accounting Standards for Business Combinations” (ASBJ Statement No. 21) and the “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10) will be applied to the accounting treatment for the Business Integration, and Mitsubishi UFJ Lease will be treated as the acquiring company in accounting treatment under the use of the purchase method. The amount of goodwill (or negative goodwill) arising from the Business Integration has not been determined at this point.

9.	Future Outlook

The impact of the Business Integration on the operating results of the two companies for the current fiscal year is expected to be limited as the Effective Date is scheduled on April 1, 2021. Forecasts of operating results of the New Integrated Company after the Business Integration shall be disclosed promptly as they are determined. It is also planned that, after the incorporation of the New Integrated Company, a medium-term management plan for the group after the Business Integration will be formulated and disclosed in consideration of the management environment surrounding and projected business strategies of the group after the Business Integration.

10.	Shareholder Return Policy after the Business Integration

The New Integrated Company understands that returning profits to its shareholders constitutes one of its important managerial issues. On this basis, the New Integrated Company will strive to pay stable dividends by comprehensively taking into consideration several factors, such as improvement in equity value in association with the Business Integration and the adequacy of its equity capital, for the purpose of shareholder returns which reflect medium-term consolidated earnings and forecasts after the Business Integration.

(Reference) Earnings of Mitsubishi UFJ Lease for the fiscal year ended March 2020

	Net sales	Operating profit	Ordinary profit	Net profit attributable to shareholders of the parent company	Net profit per share
FY2020/3	JPY MM 923,768	JPY MM 91,853	JPY MM 94,376	JPY MM 70,754	JPY 79.44

(Note) Earnings estimates for the fiscal year ending March 2021 are not available as it is difficult for Mitsubishi UFJ Lease to foresee the business environment for the fiscal year (including when the ongoing COVID-19 pandemic comes to an end), and it is thus difficult for Mitsubishi UFJ Lease to make a reasonable forecast of its consolidated earnings for the fiscal year ending March 2021. Any reasonable earnings estimates for the fiscal year ending March 2021 will be disclosed promptly when they become available.

(Reference) Earnings estimates (disclosed on May 29, 2020) of Hitachi Capital for the fiscal year ending March 2021 and earnings of Hitachi Capital for the fiscal year ended March 2020

	Revenues	Income before income taxes	Net income	Net income attributable to owners of the parent	Earnings per share attributable to owners of the parent (basic)
Estimate FY2021/3	JPY MM 450,200	JPY MM 38,500	JPY MM 29,000	JPY MM 27,500	JPY 235.49
FY2020/3	JPY MM 464,020	JPY MM 42,526	JPY MM 31,985	JPY MM 30,693	JPY 262.67

Precautions for “Forward-looking Statements”

This press release includes information that constitutes “forward-looking statements” on whether the Business Integration between Mitsubishi UFJ Lease and Hitachi Capital will be successfully completed and the outcome thereof. To the extent that statements in this press release do not relate to historical or current facts, they may constitute such forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the two companies in light of the information currently available, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties, and other factors may cause any future results, achievements, and financial positions of one or both of the two companies (or the group after the Business Integration) expressed or implied in the forward-looking statements to be materially different from the contents of this press release. The two companies undertake no obligation to update publicly any forward-looking statements after the date of this press release. Investors are advised to refer to any further disclosures by the two companies (or the group after the Business Integration) in their subsequent disclosures in Japan and filings with the U.S. Securities and Exchange Commission (“SEC”) (only when filings are required in relation to the Business Integration).

The risks, uncertainties, and other factors mentioned above include but not are limited to the following:

•	deterioration in corporate credit status;

•	fluctuations in prices of global assets, real estate, and other assets, and changes in economic and financial situations, including interest rates and currency exchange rates;

•	infectious diseases, including COVID-19, earthquakes, wind and flood damage, terrorism, climate change, etc.;

•	changes in domestic and international laws and regulations and accounting, taxation, and other systems that are related to business activities;

•

that the Business Integration cannot be implemented due to the failure of the necessary procedures to be taken, including the approval of the agreements concerning the Business Integration at general meetings of shareholders, or for any other reasons;

•

that the review process for the Business Integration by the relevant competition law authorities is delayed, or the clearance of the relevant competition law authorities or other necessary approvals are not obtained; or

•	it becoming difficult or impossible for the group after the Business Integration to realize synergies or effects of the Business Integration.

In connection with the Business Integration, a registration statement on Form F-4 may be filed by Mitsubishi UFJ Lease with the U.S. Securities and Exchange Commission. A Form F-4, if filed, will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Hitachi Capital prior to the scheduled date of the general meeting of shareholders in which voting rights will be exercised for approval of the Business Integration. If a Form F-4 is filed, the Form F-4 submitted will contain important information, such as information about the two companies, information about the Business Integration, and other related information. U.S. shareholders of Hitachi Capital are urged to carefully read the Form F-4, the prospectus, and other documents that may be filed with the SEC in connection with the Business Integration before they vote at the general meeting of shareholders with respect to the Business Integration. All documents filed with the SEC in connection with the Business Integration will be available after the filing, free of charge, on the SEC’s website at www.sec.gov. In addition, these documents will be mailed to shareholders free of charge upon their request. Please contact the contact information stated at the bottom of this document to make a request.

∎ Contact information

Mitsubishi UFJ Lease & Finance Company Limited

Corporate Communication Department

5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-6525

TEL +81-3-6865-3002 (Main)

Hitachi Capital Corporation

Strategic Management Division, Corporate Planning Department

3-1, Nishi Shimbashi 1-chome, Minato-ku, Tokyo, 105-0003

TEL +81-3-3503-2118 (Main)

End